UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2021

Commission File Number 001-40397

FLORA GROWTH CORP.
(Exact name of registrant as specified in its charter)

65 Queen Street West, Suite 900
Toronto, Ontario M5H 2M5, Canada
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☒ Form 20-F ◻ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ◻

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ◻

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Second Supplemental Indenture

Effective July 22, 2021 Flora Growth Corp. (the “Corporation”) entered into a Second Supplemental Indenture (the “Second Supplemental Indenture”) with TSX Trust Company, its warrant agent, amending the warrant indenture dated January 20, 2020, supplemented by a supplemental indenture dated March 30, 2021 (collectively, the “Indenture”), providing for the issue of up to 20,000,000 common share purchase warrants (“Warrants”) of the Corporation offered and sold under its Regulation A, Tier 2 offering of units that closed in December 2020 (the “Regulation A Offering”).

The Second Supplemental Indenture amends the Indenture to extend the expiry date by three months of approximately 6.67 million of the Warrants (on a post-consolidation basis), being all of the unexercised Warrants issued by the Corporation pursuant to its Regulation A Offering.

The foregoing description of the Second Supplemental Indenture does not purport to be complete and is qualified in its entirety by reference to the full text of the Second Supplemental Indenture, which is furnished herewith as Exhibit 4.7 hereto and is incorporated herein by reference.

Issuance of Press Release

On July 22, 2021, the Corporation issued a press release announcing it has extended the expiry dates of the Warrants by three months. Each Warrant so extended now expires 21 months following its respective issue date. The press release furnished in this report as Exhibit 99.1 shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section.

Forward-Looking Statements

Matters discussed in this report may constitute forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.  The words “believe,” “anticipate,” “intends,” “estimate,” “potential,” “may,” “should,” “expect” “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this report are based upon various assumptions. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations.

Exhibit Index
Exhibit 4.7	Second Supplemental Indenture, effective as of July 22, 2021, by and between Flora Growth Corp. and TSX Trust Company.

Exhibit 99.1	Press Release dated July 22, 2021.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FLORA GROWTH CORP.

By:	/s/ Luis Merchan
Name: Luis Merchan
Title: Chief Executive Officer

Date: July 23, 2021

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